UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For May 10, 2005
Commission File No. 33-95280

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☒	No	☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

        The documents listed in the Exhibit List to this Form 6-K are furnished pursuant to Form 6-K.

        In addition, the exhibits identified below shall be deemed filed under the Securities Exchange Act of 1934 for the purpose of being incorporated by reference as exhibits (with the numbers shown below) into the registrant's Registration Statement on Form F-9 (File No. 333-111485):

4.9	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2005 and 2004.

4.10	Management's Discussion and Analysis of Financial Condition and Results of Operations

Exhibit Index

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2005 and 2004.

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

99.3	Certification of Interim Filings by Aaron Regent, President and Chief Executive Officer

99.4	Certification of Interim Filings by Michael Doolan, Senior Vice President and Chief Financial Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED (Registrant)

May 10, 2005	By:	/s/ STEPHEN YOUNG Stephen Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	Registrant's Unaudited Consolidated Financial Statements, and the related notes thereto, as at and for the three months ended March 31, 2005 and 2004.

99.2	Management's Discussion and Analysis of Financial Condition and Results of Operations

99.3	Certification of Interim Filings by Aaron Regent, President and Chief Executive Officer

99.4	Certification of Interim Filings by Michael Doolan, Senior Vice President and Chief Financial Officer